Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934

The following description of the securities of Oramed Pharmaceuticals Inc. (the “Company”) is a summary only. This summary is not complete and is subject to and qualified by the provisions of the Company’s Certificate of Incorporation, as amended (the “Charter”), and By-laws, as amended and restated (the “By-laws”), which are filed as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended August 31, 2020 and the Company’s Current Report on Form 10-K filed March 27, 2025, respectively, and are incorporated by reference herein.

Common Stock

Pursuant to the Company’s Charter, the Company is authorized to issue up to sixty million (60,000,000) shares of common stock, par value $0.012 per share (the “Common Stock”).

The Common Stock is traded on The Nasdaq Capital Market and the Tel Aviv Stock Exchange, in each case under the symbol “ORMP”.

The holders of shares of Common Stock vote together as one class on all matters as to which holders of Common Stock are entitled to vote. Except as otherwise required by applicable law, all voting rights are vested in and exercised by the holders of Common Stock with each share of Common Stock being entitled to one vote, including in all elections of directors. The Company does not have a classified board of directors (the “Board”). Generally, all matters to be voted on by stockholders must be approved by a majority of the votes cast by the holders of shares of stock present in person or represented by proxy at such meeting and entitled to vote on the subject matter, a quorum being present. However, in the case of a contested election of directors, a director nominee shall be elected by a plurality of the votes cast by the stockholders entitled to vote at the election on such election of directors (an election shall be considered contested if, as of the last date on which nominees for director may be submitted in accordance with the By-laws, the nominees for election to the Board exceed the number of positions on the Board to be filled by election at that meeting).

The holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of legally available funds therefore. The Company has not declared any dividends on its Common Stock and does not anticipate paying any dividends on its Common Stock in the foreseeable future.

In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share ratably in all assets remaining after payment of liabilities. The Common Stock has no cumulative voting rights and no preemptive or other rights to subscribe for shares of the Company.

There are no redemption or sinking fund provisions applicable to the Common Stock. All shares of Common Stock currently outstanding are fully paid and non-assessable.

The Company is permitted to issue, and has from time to time, issued warrants and options to purchase shares of the Common Stock, as well as restricted stock units.

The Company’s bylaws provide that the Court of Chancery of the State of Delaware (the “Court Chancery”) is the exclusive forum for state law claims for (i) any derivative action, suit, or proceeding brought on behalf of the Company (ii) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any current or former director, officer, employee, or stockholder of the Company to the Company or the Company’s stockholders or any action asserting a claim for aiding and abetting any such breach of fiduciary duty, (iii) any action, suit, or proceeding arising pursuant to any provision of the General Corporation Law of the State of Delaware or the Certificate of Incorporation or these By-laws (as each may be amended from time to time), (iv) any claim as to which the General Corporation Law of the State of Delaware confers jurisdiction upon the Court of Chancery, or (v) any action, suit, or proceeding asserting a claim against the Company or its current or former directors, officers, employees, or stockholders governed by the internal affairs doctrine, in each such case subject to such court having personal jurisdiction over the indispensable parties named as defendants therein. To the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.

Anti-Takeover Effects of the Company’s Charter and By-Laws

In addition to provisions under Delaware law, the Company’s Charter and By-Laws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control, including changes a stockholder might consider favorable. In particular, the Charter and/or By-Laws, as applicable, among other things:

●	provide the Board with the exclusive authority to call special meetings of the stockholders;

●	provide the Board with the ability to alter the By-Laws without stockholder approval and require the affirmative vote of the holders of a majority in voting power of the outstanding shares of capital stock of the Company entitled to vote thereon to alter the By-Laws without Board approval;

●	provide rules for stockholder action by written consent, including procedures for a record date to be set by the Board in connection with such action, information requirements, the engagement of an independent inspector of election and timing requirements;

●	provide the Board with the exclusive authority to fix the number of directors constituting the whole Board; and

●	provide that vacancies on the Board may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring the Company, even if doing so would be beneficial to the Company’s stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board and in its policies, and to discourage some types of transactions that may involve an actual or threatened change in control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for shares of the Company’s Common Stock and, as a consequence, they also may inhibit fluctuations in the market price of the shares of the Company’s Common Stock that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the Company’s management.